Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-145845

August 19, 2009

PGD

Barclays Asian and Gulf Currency Revaluation ETN

Barclays Asian and Gulf Currency Revaluation ETN (PGD) Bloomberg Ticker PGDIIV Ticker PGDIV Primary Exchange NYSE Arca CUSIP 06739H420 Yearly Fees 0. 89% 1Inception Date February 5, 2008 Maturity Date February 4, 2038 Barclays Capital Global Index Emerging Markets Strategy (GEMS) Pegged Currency IndexTM Coupon Monthly Issuer Details Barclays Bank PLC long-term, unsecured obligations* S&P Rating AA-Moody’s Rating Aa3*The Barclays ETNs are not rated, but rely on the ratings of their issuer, Barclays Bank PLC. Credit ratings are subject to revision or withdrawal at any time by the assigning rating organization, which may have an adverse effect on the market price or marketability of the Barclays ETNs. Overview Currencies pegged to the US dollar have historically had total returns similar to a U. S. dollar cash investment, and may be subject to potential revaluation risk. The Barclays Capital Global Emerging Markets Strategy (GEMS) Pegged Currency IndexTM (the “Barclays Capital GEMS Pegged Index”) provides investors with the opportunity to generally participate in the potential returns available from investing in pegged currencies. The Barclays Asian and Gulf Currency Revaluation Exchanged Traded Note (ETN) tracks the total return of the Barclays Capital GEMS Pegged Index and is designed to pay a monthly coupon representing the implied yield on the Barclays Capital GEMS Pegged Index net of fees. Barclays Capital GEMS Pegged Index The Barclays Asian and Gulf Currency Revaluation ETN applies the same methodology as the Barclays Capital Global Emerging Markets Strategy (GEMS) IndexTM to a basket of five currencies currently pegged or under a managed float regime relative to the dollar, and potentially subject to revaluation. The goal of the Barclays Capital GEMS Pegged Index is to provide investors with exposure to local currencies in specified Middle Eastern and Asian markets through short-term, liquid and diversified instruments. The constituent currencies include the Chinese yuan, the Hong Kong dollar, the Saudi Arabia riyal, the Singapore dollar and the United Arab Emirates dirham. GDP Growth and Current Account Balances (average 2003–2008)The five constituent countries are currently maintaining their pegs despite experiencing above average GDP growth rates and healthy current account balances as compared to the US. 30. 00% Saudi Arabia 25. 00% GDP Singapore of 20. 00% percent United Arab Emirates as 15. 00% Hong Kong Balance 10. 00% China Account 5. 00% Current 0. 00%-5. 00% World Average US-10. 00%0. 0%0 2. 0%0 4. 0%0 6. 0%0 8. 0%0 01 . 0%0 21 . 0%0 GDP Growth (annual percentage change) Source: IMF1 The investor fee is equal to 0. 89% per year times the closing indicative value times the daily index factor, calculated on a daily basis in the following manner. The investor fee on the inception date will equal zero. On each subsequent calendar day until maturity or early redemption, the investor fee will be equal to (1) 0. 89% times (2) the closing indicative value on the immediately preceding calendar day (or the ex coupon indicative value if such day was an index roll date) times (3) the daily index factor on that day (or, if such day is not an index business day, one) divided by (4) 365. The daily index factor on any index business day will equal (1) the closing level of the Index on such index business day divided by (2) the closing level of the Index on the immediately preceding index business day.

PGD

Barclays Capital GEMS Pegged Index Return Attribution

Date Index Spot Return Index Total Return Realized Yield*

2002 3. 259% 1. 276% 1. 96%

2003 1. 587% 0. 541% 1. 04%

2004 1. 528% 0. 847% 0. 68%

2005 2. 495% 0. 183% 2. 31%

2006 6. 227% 2. 250% 3. 89%

2007 6. 221% 2. 679% 3. 45%

2008 2. 525% 1. 423% 1. 09%

2009 YTD 0. 241% -0. 085% 0. 33%

Source: Barclays Capital As of June 30, 2009. *Yield calculated as the difference of the Barclays Capital GEMS Pegged Index Spot Return and the Barclays Capital GEMS Pegged Index Total Return as follows:1+ GEMS Pegged Index Total Return Yield=()-11+ GEMS Pegged Index Spot Return Index Returns prior to February 5, 2008 are hypothetical and are an illustration of how the Index would have performed based on current methodology and does not reflect actual performance of the Index. Barclays Capital GEMS Pegged Index Statistics

3-Year Return % 5-Year Return % Standard Deviation Barclays Capital

1-Year Return % Annualized Annualized % Annualized** GEMS Asia 8 Index

Barclays Capital GEMS Pegged Index 0. 47% 3. 86% 3. 85% 1. 17% 1. 00

S&P 500® Index Total Return -25. 59% -8. 41% -1. 58% -15. 52% 0. 21

S&P GSCITM Total Return Index -54. 06% -15. 74% -4. 88% 26. 70% 0. 22

JPMorgan Government Bond Indices 6. 70% 5. 73% 5. 22% 3. 21% 0. 21

Source: Barclays Capital, Bloomberg. As of June 30, 2009. ** Based on Barclays Capital GEMS Pegged Index monthly returns since July 31, 2001. Barclays Capital GEMS Pegged Index inception date was not until February 5, 2008. Index Returns prior to February 5, 2008 are hypothetical and are an illustration of how the Index would have performed based on current methodology and does not reflect actual performance of the Index. Past performance does not guarantee future results. Index returns are for illustrative purposes only and do not reflect any management fees, transaction costs or expenses. Indexes are unmanaged and one cannot directly invest in the Index. An investment in Barclays Asian and Gulf Currency Revaluation ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus. Barclays Bank PLC has filed a registration statement (including a prospectus and a prospectus supplement) with the US Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus, and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www. sec. gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1 888 227 2275 (Extension 1101). A copy of the prospectus may be obtained from Barclays Capital, 200 Cedar Knolls Road, Building E, 4th Floor—Attn: US Syndicate Operations, Whippany, NJ 07981. Barclays Asian and Gulf Currency Revaluation ETNs (the “Securities”) are unsecured debt obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, trade price fluctuations, uncertain principal repayment, and illiquidity. Investing in the Securities is not equivalent to direct investment in index or index components. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the value of the index has increased. An investment in Barclays Asian and Gulf Currency Revaluation ETNs may not be suitable for all investors. The Securities may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of Securities you may redeem directly with the issuer as specified in the applicable prospectus. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of Securities. Sales in the secondary market may result in significant losses. An investment in Securities linked to the performance of the Barclays Capital Global Emerging Markets Strategy (GEMS) Pegged Currency IndexTM is subject to risks associated with fluctuations, particularly a decline in the level of the index. Because the performance of the index is linked to the exchange rates between the index constituent currencies and the US dollar, the level of the index may be affected by unpredictable changes in currency prices, including as a result of government action. Because none of the index constituent currencies float freely, as all are currently either managed or pegged by their respective governments, and the exchange rates of managed and pegged currencies tend to fluctuate significantly less than those of free-floating currencies, there is limited potential for the increase in value of the index. Moreover, because the index includes emerging market currencies, there are additional risks beyond those involved in an investment linked only to the currencies of developed markets, including, but not limited to: economic, social, political, financial and military conditions in the emerging markets. “Barclays Capital Global Emerging Markets Strategy (GEMS) IndexTM”, “Barclays Capital Global Emerging Markets Strategy (GEMS) Pegged Currency IndexTM” and “Barclays Capital Global Emerging Markets Strategy (GEMS) Pegged Currency Spot IndexTM” are trademarks of Barclays Bank PLC and have been licensed for use by Barclays Capital in connection with the Securities. © 2009, Barclays Bank PLC. All rights reserved. NOT FDIC INSURED NO BANK GUARANTEE MAY LOSE VALUE